UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

GameSquare Holdings, Inc.

(Name of Issuer)

Common Shares, no par value

(Title of Class of Securities)

29287R103

(CUSIP Number)

Jennifer Terrell

Chief Financial Officer

c/o Goff Capital, Inc.

500 Commerce Street, Ste 700

Fort Worth, Texas 76102

(817) 509-3958

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

With a copy to:

Stephen P. Alicanti

DLA Piper LLP (US)

1251 Avenue of the Americas

New York, NY 10020

March 7, 2024

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

1	NAME OF REPORTING PERSONS John C. Goff
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF, WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,776,924
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,776,924

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,776,924
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.0%
14	TYPE OF REPORTING PERSON IN

1	NAME OF REPORTING PERSONS Travis Goff
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS PF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 52,494
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 52,494
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 52,494
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.2%
14	TYPE OF REPORTING PERSON IN

1	NAME OF REPORTING PERSONS John C. Goff 2010 Family Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,776,924
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,776,924

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,776,924
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.0%
14	TYPE OF REPORTING PERSON OO

1	NAME OF REPORTING PERSONS Goff Capital, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 761,790
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 761,790

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 761,790
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.5%
14	TYPE OF REPORTING PERSON CO

1	NAME OF REPORTING PERSONS Goff Family Investments, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 41,039
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 41,039

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 41,039
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1%
14	TYPE OF REPORTING PERSON PN

1	NAME OF REPORTING PERSONS JCG 2016 Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,015,134
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,015,134

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,015,134
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.5%
14	TYPE OF REPORTING PERSON OO

1	NAME OF REPORTING PERSONS JCG 2016 Holdings, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,015,134
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,015,134

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,015,134
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.5%
14	TYPE OF REPORTING PERSON PN

1	NAME OF REPORTING PERSONS Goff NextGen Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 720,751
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 720,751

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 720,751
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.4%
14	TYPE OF REPORTING PERSON OO

1	NAME OF REPORTING PERSONS Goff Jones Strategic Partners, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,316,546
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,316,546

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,316,546
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.2%
14	TYPE OF REPORTING PERSON OO

Item 1. Security and Issuer.

This Amendment No. 2 (“Amendment No. 2”) amends and supplements the statement on Schedule 13D filed on April 20, 2023 (the “Original Schedule 13D”), as amended by Amendment No. 1 to the Original Schedule 13D filed on October 23, 2023 (“Amendment No. 1”) by the Reporting Persons (as defined in the Original Schedule 13D) relating to the common shares, no par value (the “Common Shares”), of GameSquare Holdings, Inc. (the “Issuer”), whose principal executive offices are located at 6775 Cowboys Way, Ste. 1335, Frisco, Texas, USA, 75034. Except as specifically provided herein, this Amendment No. 2 does not modify any of the information previously reported in the Original Schedule 13D or Amendment No. 1.

Item 2. Identity and Background.

Item 2 of Amendment No. 1 is hereby amended and restated to read in full as follows:

“The Schedule 13D is being filed by the following persons (each a “Reporting Person” and, collectively, the “Reporting Persons”):

Goff NextGen Holdings, LLC (“Goff NextGen”);

Goff Family Investments, LP (“Family Investments”);

Goff Capital, Inc. (“Goff Capital”);

John C. Goff 2010 Family Trust (“Goff Family Trust”);

JCG 2016 Holdings, LP (“Holdings”);

JCG 2016 Management, LLC (“Holdings GP”);

Goff Jones Strategic Partners, LLC (f/k/a Goff & Jones Lending Co, LLC) (“Goff Jones”)

Travis Goff; and

John C. Goff.

Each of the Reporting Persons, except Family Investments, Goff Jones, John C. Goff and Travis Goff, is organized under the laws of the State of Texas. Goff NextGen and Holdings GP are limited liability companies. Goff Capital is a corporation. Holdings is a limited partnership. Goff Family Trust is a Texas trust. Family Investments is a limited partnership organized under the laws of the State of Delaware. Goff Jones is a limited liability company organized under the laws of the State of Delaware. John C. Goff and Travis Goff are citizens of the United States. Travis Goff serves as a member of the Board of Directors of the Issuer (the “Board”). The address of the principal office of the Reporting Persons is 500 Commerce St., Suite 700, Fort Worth, Texas 76102. The principal business of John C. Goff is investing in and managing securities and real estate assets. The principal business of Travis Goff is serving as an executive of investment companies. The remaining Reporting Persons are principally engaged in the business of investments in securities, including in securities of the Issuer.

Each of the Reporting Persons files this Schedule 13D jointly. The Reporting Persons are filing this Statement jointly, as they may be considered a “group” under Section 13(d)(3) of the Securities and Exchange Act of 1934 (the “Exchange Act”). However, neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Reporting Persons that such a group exists. For a description of the relationship between the Reporting Persons, see Item 5 below.

During the last five years, none of the Reporting Persons (i) has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting, or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.”

Item 4. Purpose of the Transaction.

Item 4 of the Original Schedule 13D and Amendment No. 1 is hereby amended and supplemented to include the following:

Merger Agreement with FaZe Holdings Inc.

On October 19, 2023, the Issuer entered into an Agreement and Plan of Merger, as amended and supplemented by a First Amendment to the Agreement and Plan of Merger, dated December 19, 2023 (as so amended, the “Merger Agreement”), with FaZe Holdings Inc., a Delaware corporation (“FaZe”), and GameSquare Merger Sub I, Inc., a Delaware corporation and wholly owned subsidiary of the Issuer ( “Merger Sub”), pursuant to which, subject to the terms and conditions set forth in the Merger Agreement, Merger Sub will merge with and into FaZe (the “Merger”), with FaZe surviving such Merger as a wholly-owned subsidiary of the Issuer. The Merger Agreement contains customary representations, warranties, covenants and conditions precedent of the parties. The Merger Agreement contains customary mutual termination rights for the Issuer and FaZe, including if the Merger is not completed by February 15, 2024 (the “End Date”), and if either of the required stockholder approvals by the Issuer stockholders or the FaZe stockholders is not obtained. Faze and the Issuer received the required stockholder approval for the Merger on February 22, 2024 and February 27, 2024, respectively, and the Merger was completed on March 7, 2024.

The foregoing description of the Merger Agreement is qualified in its entirety by reference to the Agreement and Plan of Merger and First Amendment to the Agreement and Plan of Merger, which are referenced as Exhibit II and Exhibit III, respectively, to this Schedule 13D and incorporated herein by reference.

Backstop Agreement

Simultaneously with the execution and delivery of the Merger Agreement, the Issuer and Goff Jones, entered into a Backstop Agreement (the “Backstop Agreement”), pursuant to which, among other things, Goff Jones agreed to commit to backstop the contemplated PIPE financing to be consummated at or around the time of the closing of the Merger (the “PIPE Financing”), in an aggregate amount of no more than $10,000,000, by agreeing pursuant to the Backstop Agreement, to purchase Common Shares of the Issuer (or other Issuer securities, if applicable), to the extent necessary pursuant to the terms of the Backstop Agreement and contemporaneously with the closing of the Merger. The Backstop Agreement contains customary representations, warranties, covenants and conditions precedent of the parties. The Backstop Agreement and all of its provisions shall terminate and be of no further force or effect (i) upon the date that is immediately following an applicable End Date, following written notice from Goff Jones electing to terminate the Backstop Agreement, or (ii) if FaZe or the Issuer experience a material adverse change, upon written notice from Goff Jones electing to terminate the Agreement.

The foregoing description of the Backstop Agreement is qualified in its entirety by reference to the Backstop Agreement, which is referenced as Exhibit IV to this Schedule 13D and incorporated herein by reference.

Subscription Agreements

On March 4, 2024, each of Goff Jones and Travis Goff entered into separate subscription agreements with the Issuer (each a “Subscription Agreement”) pursuant to which (i) Goff Jones subscribed for 4,316,546 shares of Common Shares for a purchase price of $1.39 per share and an aggregate purchase price of $6.0 million and 647,482 warrants, with an exercise price of $1.55 per Common Shares, for no additional consideration, and (ii) Travis Goff subscribed for 35,971 shares of Common Shares for a purchase price of $1.39 per share and an aggregate purchase price of $50,000 and 5,395 warrants, with an exercise price of $1.55 per Common Share, for no additional consideration. The aggregate 4,352,517 shares of Common Shares subscribed under the Subscription Agreements by Goff Jones and Travis Goff collectively are referred to as the “Backstop Shares”. The warrants granted pursuant to each Subscription Agreement are exercisable six months after the date of issuance on a one-to-one basis for Common Shares at a price of $1.55 per share and will expire five years after the initial exercise date. Pursuant to the Subscription Agreements, the Issuer granted certain registration rights to each of Travis Goff and Goff Jones with respect to the Backstop Shares. The sale of Backstop Shares under the Subscription Agreements closed on March 7, 2024.

The foregoing descriptions of the Subscription Agreements are qualified in its entirety by reference to the Subscription Agreement entered into with each of Travis Goff and Goff Jones, which are referenced as Exhibit V and Exhibit VI, respectively, and each Warrant to Purchase Common Shares entered into with each of Travis Goff and Goff Jones, which are referenced as Exhibit VII and Exhibit VIII to this Schedule 13D and incorporated herein by reference.

Item 5. Interest in Securities of the Issuer.

(a) - (b)

The following sets forth, as of the date of this Schedule 13D, the aggregate number of Common Shares and percentage of Common Shares beneficially owned by each of the Reporting Persons, as well as the number of Common Shares as to which each Reporting Person has the sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition of, or shared power to dispose or to direct the disposition of, as of the date hereof, based on 30,316,324 Common Shares outstanding based on information from the Issuer provided to the Reporting Persons on March 7, 2024 and, the RSUs, options and warrants, if any, beneficially owned by the reporting person if convertible to Common Shares within 60 days of this Schedule 13D (with such securities treated as converted into Common Shares only for purposes of computing the percentage ownership of the reporting person pursuant to the Exchange Act).

Reporting Person	Amount beneficially owned	Percent of class	Sole power to vote or to direct the vote	Shared power to vote or to direct the vote	Sole power to dispose or to direct the disposition	Shared power to dispose or to direct the disposition
Goff NextGen Holdings, LLC	720,751	2.4%	0	720,751	0	720,751
Goff Family Investments, LP	41,039	0.1%	0	41,039	0	41,039
Goff Capital, Inc.	761,790	2.5%	0	761,790	0	761,790
JCG 2016 Holdings, LP	5,015,134	16.5%	0	5,015,134	0	5,015,134
JCG 2016 Management, LLC	5,015,134	16.5%	0	5,015,134	0	5,015,134
John C. Goff 2010 Family Trust	5,776,924	19.0%	0	5,776,924	0	5,776,924
Goff Jones Strategic Partners, LLC	4,316,546	14.2%	0	4,316,546	0	4,316,546
John C. Goff	5,776,924	19.0%	0	5,776,924	0	5,776,924
Travis Goff	52,494	0.2%	52,494	0	52,494	0

Goff NextGen is the record holder of 720,751 Common Shares. Holdings is the record holder of 616,834 Common Shares and warrants currently exercisable for 81,754 Common Shares. Travis Goff is the record holder of 50,429 Common Shares and 2,065 options(1) which are currently exercisable and may be converted into Common Shares. Family Investments is the record holder of 41,039 Common Shares. Goff Jones is the record holder of 4,316,546 Common Shares(2). Goff Capital, as general partner to Family Investments and manager of Goff NextGen, may be deemed to beneficially own the securities held of record by Family Investments and Goff NextGen. Holdings exercises shared voting and dispositive control over the Issuer’s securities held by Goff Jones and may be deemed to beneficially own the securities held of record by Goff Jones. Holdings GP, as general partner to Holdings, may be deemed to beneficially own the securities held of record by Holdings and Goff Jones. Goff Family Trust is the sole shareholder of Goff Capital and Holdings GP and may be deemed to beneficially own the securities held of record by Holdings, Goff NextGen, Family Investments and Goff Jones. John C. Goff is the sole trustee of the Goff Family Trust, and consequently, he may be deemed to beneficially own the securities held of record by Holdings, Goff NextGen, Family Investments and Goff Jones.

(c) Except as described in this Schedule 13D, the Reporting Persons have not engaged in any transactions in the Issuer’s Common Stock in the past 60 days.

(d) None.

(e) Not applicable.

(1)

Excludes 5,395 warrants granted by the Issuer to Travis Goff on March 7, 2024 pursuant to the Subscription Agreement with Travis Goff, which are exercisable six months after the date of issuance on a one-to-one basis for Common Shares at a price of $1.55 per share and will expire five years after the initial exercise date.

(2)

Excludes 647,482 warrants granted by the Issuer to Goff Jones on March 7, 2024 pursuant to the Subscription Agreement with Goff Jones, which are exercisable six months after the date of issuance on a one-to-one basis for Common Shares at a price of $1.55 per share and will expire five years after the initial exercise date.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of each of the Original Schedule 13D and Amendment No. 1 is hereby amended and supplemented to include the following:

Item 4 above summarizes certain provisions of the Merger Agreement, the Backstop Agreement and the Subscription Agreements and is incorporated herein by reference. A copy of the Merger Agreement, the Backstop Agreement and each Subscription Agreement are attached as an exhibit to this Schedule 13D, and each is incorporated herein by reference.

Item 7. Material to Be Filed as Exhibits.

Exhibit Number	Description

I	Joint Filing Agreement (incorporated by reference to Exhibit I of Amendment No. 1).

II	Agreement and Plan of Merger, dated as of October 19, 2023, by and among GameSquare Holdings, Inc., GameSquare Merger Sub I, Inc. and FaZe Holdings Inc. (incorporated by reference to Exhibit 2.1 to Form 6-K of the Issuer filed on October 20, 2023).

III	First Amendment to Agreement and Plan of Merger, dated as of December 19, 2023, by and among GameSquare Holdings, Inc., GameSquare Merger Sub I, Inc. and FaZe Holdings Inc. (incorporated by reference to Exhibit 2.1 to Form 6-K of the Issuer filed on December 22, 2023).

IV	Backstop Agreement, dated as of October 19, 2023, by and among GameSquare Holdings, Inc. and Goff Jones Strategic Partners, LLC (f/k/a Goff & Jones Lending Co, LLC) (incorporated by reference to Exhibit 10.3 to Form 6-K of the Issuer filed on October 20, 2023).

V	Subscription Agreement, dated as of March 4, 2024, by and between GameSquare Holdings, Inc. and Goff Jones Strategic Partners, LLC (f/k/a Goff & Jones Lending Co, LLC).

VI	Subscription Agreement, dated as of March 4, 2024, by and between GameSquare Holdings, Inc. and Travis Goff.

VII	Warrant to Purchase Common Shares, dated as of March 8, 2024, by and between GameSquare Holdings, Inc. and Goff Jones Strategic Partners, LLC (f/k/a Goff & Jones Lending Co, LLC).

VIII	Warrant to Purchase Common Shares, dated as of March 8, 2024, by and between GameSquare Holdings, Inc. and Travis Goff.

IX	Power of Attorney (incorporated by reference to Exhibit IV of Amendment No. 1).

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date: March 11, 2024

Travis Goff

By:	/s/ Travis Goff
Name: Travis Goff

John C. Goff

By:	/s/ John C. Goff
Name: John C. Goff

JCG 2016 Holdings, LP By: its General Partner, JCG 2016 Management LLC

By:	/s/ John C. Goff
Name: John C. Goff
Title: Chief Executive Officer

Goff Family Investments, LP By: its General Partner, Goff Capital, Inc.

By:	/s/ John C. Goff
Name: John C. Goff
Title: Chief Executive Officer

Goff Capital, Inc.

By:	/s/ John C. Goff
Name: John C. Goff
Title: Chief Executive Officer

John C. Goff 2010 Family Trust

By:	/s/ John C. Goff
Name: John C. Goff
Title: Sole Trustee

Goff NextGen Holdings, LLC By: its Manager, Goff Capital, Inc.

By:	/s/ John C. Goff
Name: John C. Goff
Title: Chief Executive Officer

JCG 2016 Management, LLC

By:	/s/ John C. Goff
Name: John C. Goff
Title: Chief Executive Officer

Goff Jones Strategic Partners, LLC

By:	/s/ Travis Goff
Name: Travis Goff
Title: Authorized Representative